Exhibit (e)(23)

March 15, 2001

PERSONAL AND CONFIDENTIAL

Mr. Joseph Fox
510 Lake Cook Road
Deerfield, IL, 60015

Dear Joe:

          This is to confirm that the Company has, with the approval of the Board of Directors, agreed to modify that certain promissory from you to the Company, originally dated March 16, 1999, having a principal amount of $110,000, an annual interest rate of 5%, and a maturity of March 16, 2001, to provide for an extension of the maturity to March 16, 2003.

          In all other respects the Note terms remain unrevised and in full force and effect. If the foregoing accurately reflects your understanding and agreement, please sign and return a copy of this letter to my attention. Thank you.

Very truly yours,

/s/    STUART A. COHN

Stuart A. Cohn Executive Vice President and Secretary to the Board

ACKNOWLEDGED AND AGREED:

/s/    JOSEPH FOX